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SEC FILE NUMBER
8-66005

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2022 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KCD Financial Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

3061 ALLIED STREET SUITE B
(No. and Street)

GREEN BAY	WISCONSIN	54304
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

JOEL BLUMENSCHEIN	920-947-3400	JOELB@KCDFINANCIAL.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

JESSER, RAVID, JASON, BASSO AND FARBER LLP
(Name – If individual, state last, first, and middle name)

150 N. WACKER DRIVE SUITE 3100	CHICAGO	ILLINOIS	60606
(Address)	(City)	(State)	(Zip Code)

11/05/2003	851
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KCD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION
PURSUANT TO SEC RULE 17A-5(d)

December 31, 2022
AVAILABLE FOR PUBLIC INSPECTION

OATH OR AFFIRMATION

I, Joel Blumenschein, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KCD Financial Inc, as of 12/31, 2022, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

VICKI L. BERGER
Notary Public
State of Wisconsin

Signature: [signature]

Title: FINOP

[signature]
Notary Public
My commission expires 2.19.25

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

KCD FINANCIAL, INC.

STATEMENT OF FINANCIAL CONDITION AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2022

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm on Statements of Financial Condition	1
Financial Statement:	
Statement of Financial Condition	2
Notes to Financial Statement	3-9

JESSER RAVID

JESSER, RAVID, JASON, BASSO AND FARBER LLP

150 N. Wacker Drive, Suite 3100
Chicago, IL 60606

OFFICE: (312) 782-4710
FAX: (312) 782-4711

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON STATEMENT OF FINANCIAL CONDITION

To the Board of Directors and Stockholders of
KCD Financial, Inc.
Green Bay, WI

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KCD Financial, Inc. as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KCD Financial, Inc. as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KCD Financial, Inc.'s management. Our responsibility is to express an opinion on KCD Financial, Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to KCD Financial, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Jesser, Ravid, Jason, Basso and Farber, LLP

We have served as KCD Financial, Inc.'s auditor since 2022.

Chicago, IL

March 31, 2023

KCD Financial, Inc.
Statement of Financial Condition
December 31, 2022

Assets		
	Cash and Cash Equivalents	$811,753
	Clearing Deposit	30,612
	Due from broker	652
	Accounts Receivable - Concessions	612,135
	Fixed Assets (Net of accumulated depreacation of 13,459)	610
	Prepaid Expense	15,359
	Other Assets	0
	Right of Use Office lease	61,971
Total Assets		$1,533,092

Liabilities and Shareholders' Equity

Liabilities		
	Accounts Payable and Accrued Expenses	$706,799
	Credit Card	2,090
	Income tax payable	76,278
	Deferred Revenue	93,689
	Office lease	62,559
Total Liabilities		$941,415
Shareholders' Equity		
	Preferred Stock ($0.001 par value)*	
	Common Stock ($0.001 par value)**	$1
	Additional Paid in Capital	125,306
	Treasury Stock	(11,000)
	Retained Earnings	477,370
	Total Shareholders' Equity	$591,677
	Total Liabilities and Shareholders' Equity	$1,533,092

* 10,000 authorized, 0 outstanding

** 50,000 authorized, 8,384 issued and 8,250 outstanding

The accompanying notes to the financial statement are an integral part of this statement

KCD Financial, Inc.
Green Bay, Wisconsin
Notes to Financial Statement
December 31, 2022

Note 1. Business Activity and Significant Accounting Policies

KCD Financial, Inc. (the "Company") operates a brokerage services firm located in Green Bay, Wisconsin. The Company is a non-carrying broker/dealer. The Company is licensed by the Financial Industry National Regulatory Authority, Inc. and is subject to the rules of that association. The Company currently purchases stocks, mutual funds, real estate investments and insurance policies at the request of its clients.

The Company operates under the provisions of Paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of the Rule.

Aditionally, the Company operates under additional provisions of Rule 15c3-3 because the Company's other business activities as contemplated by Footnote 74 of SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) engages in the sale of private placements on a best-efforts basis, (2) receiving compensation for referring securities transactions to other broker dealers, (3) engages in direct sales of mutual funds, (4) engages in the direct sales of annuities and insurance, (5) provided merger acquisition advisory services, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for the customers; and (3) did not carry PAB accounts (as defined by Rule 15c3-3) throughout the most recent fiscal year ending December 31, 2022, without exception.

Significant accounting policies are as follows:

Use of Estimates: The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Equivalents: The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Reserves and Custody of Securities: The Company did not hold securities for sale, nor did it hold customer securities at December 31, 2022. Because the Company does not handle customers' securities, Rule 15(c)3-3, in regard to computation for determination of reserve requirements and information relating to the possession or control requirements, does not apply.

Accounts Receivable – Concessions: Accounts receivable concessions are reported at contract value, less estimates for uncollectible amounts based on experience relative to the population of accounts receivable.

Deferred Revenue: Deferred revenue consists of fees collected from representatives to off-set future operating expenses.

Furniture and Equipment: Previous purchased items were set to depreciate on a 5-year schedule. There was no depreciation expense for the year ended December 31, 2022, as fixed assets were substantially depreciated as of the previous year end.

Income Taxes: Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due less any prepayment of estimated taxes. As of December 31, 2022, the Company had accrued income tax payable of $76,278.

Deferred income taxes are recorded to reflect the future tax consequences of the difference between the carrying value of assets and liabilities for income tax and financial reporting purposes, and for the benefits of tax credit and loss carryforwards. The amounts of any future tax benefits are reduced by

valuation allowance to the extent such benefits are not expected to be fully realized.

The Company has adopted FASB ASC 740, which provides guidance regarding how uncertain income tax positions should be recognized, measured, presented, and disclosed in the financial statements. FASB ASC 740 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FASB ASC 740 also provides guidance in de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition.

The Company evaluates tax positions taken on its tax return in accordance with accounting principles generally accepted in the United States of America, which require that tax positions taken be more-likely-than-not to be sustained. Management believes that the Company has no significant unrecognized tax benefit under those criteria.

For US Federal Income Taxes, the Company is no longer subject to examination for those tax years ending the later of 3 years from the current year's tax return due date, or the date that the return was actually filed. For Wisconsin State Income Taxes, the Company is no longer subject to examinations for those years ending the later of 4 years from the current year's tax return due date, or the date that the

return was actually filed.

Leases: The Company recognizes and measures its leases in accordance with FASB ASC 842, *Leases*. The Company is a lessee in an operating lease, for office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use (ROU) asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rates of our leases are not readily determinable and accordingly, we use our incremental borrowing rate based on the information available at the commencement date for all leases. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow an amount equal to the lease payments under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e., present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentives received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Note 2. Leases

The Company has obligations as a lessee for office space. The Company classified this lease as an operating lease. This lease generally contains renewal options for periods ranging from one to five years. Because the Company is not reasonably certain they will renew the lease, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from lease payments. The Company's lease does not include termination options for either party to the lease or restrictive financial or other covenants. Payments due under the lease contracts include fixed payments plus, for many of the Company's leases, variable payments. The Company's office space lease requires it to make variable payments for the Company's proportionate share of the building's property taxes, insurance, and common area maintenance. These variable lease payments are not included in lease payments used to determine lease liability and are recognized as variable costs when incurred.

Amounts reported in the statement of financial condition as of December 31, 2022 were as follows:

Operating leases:	
Operating lease ROU asset, net of amortization of $35,311	$ 61,971
Operating lease liabilities	$ 62,559

Weighted average remaining lease term:	
Operating leases	3.25 years

Weighted average discount rate:	
Operating leases	2 %

Note 3. Clearing Deposit

In accordance with the agreement with its clearing broker, Hilltop Securities, Inc. (HTS), the Company is required to maintain cash deposits in the amount of $30,000. The Company is dependent on HTS for the everyday processing of customer transactions as required under the provisions of paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities and Exchange Commission. As of December 31, 2022 the Company maintained $30,612 in clearing deposits at HTS.

Note 4. Net Capital Requirements and Filing Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2022, the Company had net capital of $470,569 which was $411,939 in excess of its required net capital of $58,630. At December 31, 2022, the Company's net capital ratio was 1.87 to 1.

There were no liabilities subordinated to claims of creditors during the year ended December 31, 2022. Accordingly, a statement of changes in liabilities subordinated to claims of creditors is not included in the financial statements as required by rule 17a-5 of the Securities and Exchange Commission.

Note 5. Shareholders' Equity

The Board of Directors (Board) of the Company is expressly vested with the authority to divide the Series Preferred Stock (SPS) into one or more series and to fix, determine and state the voting power, dividend, redemption, conversion, and liquidation rights, designations, preferences and relative, participating, optional or other special rights of the shares of each series and the qualifications, limitations and restrictions thereof in the resolution or resolutions providing for the issuance of such stock adopted by the Board hereto.

Subject to the prior and superior rights of the SPS and on the conditions set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the Board may declare and pay dividends on the Common Stock (CS) from time to time as funds may be legally available. The dividends may be payable in cash, stock, or other property.

Subject to the voting rights, if any, as may be set forth in any resolution or resolutions of the Board providing for the issuance of any particular series of any SPS, the holders of the CS shall be entitled to one vote for each share held at all meetings of the stockholders of the Company. In the event of the liquation, dissolution or winding up of the affairs of the Company and after all payments and distributions shall have been made in full to the holders of the SPS as may have been required under the terms of the resolution or resolutions of the Board providing for the issuance of any particular series of the SPS, the remaining assets and funds of the Company shall be distributed among the

holders of the CS according to the respective shares.

Common stock consists of 50,000 authorized, 8,384 issued and 8,250 outstanding with a par value of $0.001 per share.

Preferred stock consists of 10,000 authorized, and none outstanding with a par value of $0.001 per share.

No preferred dividends were declared for fiscal year 2022, as no preferred stock was outstanding and common dividends were declared in the amount of $10.00 per share for a total payment of $82,500 paid on December 28, 2022.

Note 6. Related Party Transactions

Through common ownership and management, the Company is affiliated with Freedom Securities, Inc. (FSI) who owns 78.7% of common stock shares of the Company.

The Company did pay a cash dividend during the year to its affiliated company in the amount of $65,000.

Note 7. Retirement Plan

The Company participates in a SIMPLE IRA retirement plan. The Company will match up to 3% of employee contributions to that plan and for the year ending December 31, 2022 has made contributions in the amount of $9,293.

Note 8. Commitments and Contingencies

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements in unknown, as this would involve future claims and may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There are no such matters or indemnifications known to the Company as of December 31, 2022 other than those described in note 10 and note 11.

Note 9. Operating Commitments

The Company recognizes leases in accordance with FASB ASC Topic 842 "Leases". That guidance was amended to require public business entities to recognize a right-of-use asset and lease liability in the statement of financial condition.

The Company leases office space under a lease agreement which will expire on March 31, 2026.

The aggregate minimum rent commitment is as follows:

	2023	$20,225
	2024	20,529
	2025	20,939
	2026	5,261
Total undiscounted cash flows		66,954
Less: present value discount		(4,395)
Total lease liability		$62,559

Note 10. Off-Balance Sheet Risk and Concentration of Credit Risk

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash. The Company maintains its cash with multiple financial institutions. The total cash balances of the Company are insured by the Federal Deposit Insurance Corporation (FDIC) up to $250,000 per depositor, per bank. The Company had cash deposits throughout the year that exceeded the insured amount of the FDIC. The Company monitors such credit risk and has not experienced any losses related to such risks.

Since the Company does not clear its own securities transactions, it has established accounts with clearing brokers for this purpose. This can and often does result in a concentration of credit risk with these firms. Such risk, however, is mitigated by each clearing broker's obligation to comply with rules and regulations of the SEC and FINRA.

The Company's customer securities transactions are introduced on a fully disclosed basis with its clearing broker-dealer. The clearing broker/dealer is responsible for the execution, collection and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that the customers may be unable to fulfill their contractual commitments, wherein the clearing broker-dealer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit worthiness of its customers.

Note 11. Indemnifications

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown. Management believes that their insurance coverage will be sufficient to pay potential liabilities, if any. However, it is at least reasonably possible that the Company's estimate of these liabilities may change in the near term. Any additional payments by reason of an adverse determination in these matters will be charged to earnings in the period of determination.

Note 12. Litigation

The Company is not currently involved in any active arbitration case. There is currently one case pending in Massachusetts where the Company's liability could be the extent of the retention on its insurance policy which is $100,000 (one hundred thousand dollars). The case is for a claim of over $400,000; therefore, the Company's insurance will cover the balance if unsuccessful in defending its case. The Company believes the case is not securities related but is erring on the side of caution and has accrued a contingency included in Accounts Payable and Accrued Expenses on the Statement of Financial Condition.

Note 13. Loan

The Company has no outstanding commercial loans.

Note 14. Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments- Credit Losses (Topic 326); Measurement of credit Losses on Financial Instruments (ASU 2016-13).* The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the current expected credit loss model. The adoption of this standard did not have a material impact on the Company's financial statements.

Note 15. Due from broker

Amounts due from broker at December 31, 2022 consist of cash deposits of $652.

Note 16. Subsequent Events

Management has evaluated subsequent events for possible recognition or disclosure through March 31, 2023, the date financial statements were available to be issued, noting no material events requiring disclosure in the Company's financial statements.